UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

 Tel Aviv, 61202 Israel

 (972-3) 684-4400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Release of Interim Report Regarding the Governmental Actions Required in Preparation for the Expiration of the Dead Sea Concession Periody

Item 1

Release of Interim Report Regarding the Governmental Actions Required in Preparation for the Expiration of the Dead Sea Concession Period

Further to the Company's previous disclosures in “Item 3 – Key Information – D. Risk Factors” and “Item 4 – Information on the Company – D. Property, Plant and Equipment – Concessions and Mining Rights” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 7, 2018, and to the Company's immediate report of May 14, 2018, the Company hereby reports that on the evening of May 23, 2018, the Israeli Ministry of Finance released the interim report of the inter-ministry team headed by Mr. Yoel Naveh, which reviewed the governmental actions required in preparation for the expiration of the Dead Sea concession period in 2030 (the “Team”).

The Team’s interim report includes a series of guidelines and recommendations regarding the actions that the government should take, and a public hearing is expected to take place with respect thereto at a time and in a manner which have yet to be determined.

The Company is studying the Team’s interim report and intends to express its position within the framework of the aforesaid public hearing. An English convenience translation of the report, published in Hebrew on the website of the Ministry of Finance, will be uploaded to the Company's web site during the coming days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 24, 2018